CUSIP No. 375175106	SCHEDULE 13D	Page 1 of 19

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

GIGA-TRONICS INCORPORATED

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

375175106

(CUSIP Number)

Mr. John L. Steffens

c/o Spring Mountain Capital, LP

650 Madison Avenue, 20th Floor

New York, NY 10022

Telephone: (212) 292-8300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 375175106	SCHEDULE 13D	Page 2 of 19

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Spring Mountain Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 3,411,717
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 3,411,717
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,411,717
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 25.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 375175106	SCHEDULE 13D	Page 3 of 19

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Spring Mountain Capital G.P., LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 3,411,717
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 3,411,717
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,411,717
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 25.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 375175106	SCHEDULE 13D	Page 4 of 19

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SMC Reserve Fund II Offshore, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 106,091
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 106,091
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 106,091
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 1.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 375175106	SCHEDULE 13D	Page 5 of 19

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SMC Private Equity Holdings G.P., LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 1,363,178
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,363,178
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,363,178
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 11.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 375175106	SCHEDULE 13D	Page 6 of 19

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SMC Private Equity Holdings, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 1,363,178
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,363,178
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,363,178
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 11.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 375175106	SCHEDULE 13D	Page 7 of 19

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SMC Select Co-Investment I GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 1,942,448
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,942,448
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,942,448
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 15.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 375175106	SCHEDULE 13D	Page 8 of 19

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SMC Select Co-Investment Fund I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 1,942,448
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,942,448
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,942,448
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 15.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 375175106	SCHEDULE 13D	Page 9 of 19

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
John L. Steffens
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 318,273
8. Shared Voting Power: 3,411,717
9. Sole Dispositive Power: 318,273
10. Shared Dispositive Power: 3,411,717
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,729,990
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 27.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 375175106	SCHEDULE 13D	Page 10 of 19

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Gregory P. Ho
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 3,411,717
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 3,411,717
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,411,717
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 25.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 375175106	SCHEDULE 13D	Page 11 of 19

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value per share (“Common Stock”), of Giga-tronics Incorporated, a California corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5990 Gleason Drive, Dublin, CA 95468.

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly by (i) SMC Select Co-Investment Fund I, LP, a Delaware limited partnership (“SMC Co-Investment LP”); (ii) SMC Reserve Fund II Offshore, LP, a Cayman Islands limited partnership (“SMC Offshore”); (iii) SMC Private Equity Holdings, LP, a Delaware limited partnership (“SMC PE LP” and, collectively with SMC Co-Investment LP and SMC Offshore, the “SMC Funds”); (iv) SMC Select Co-Investment I GP, LLC, a Delaware limited liability company (“SMC Co-Investment GP”) and the general partner of SMC Co-Investment LP; (v) SMC Private Equity Holdings G.P., LLC, a Delaware limited liability company (“SMC PE GP”) and the general partner of SMC PE LP; (vi) Spring Mountain Capital, LLC, a Delaware limited liability company (“SMC LLC”) and the general partner of Spring Mountain Capital, LP, a Delaware limited partnership and the registered investment advisor to the SMC Funds but which itself is not a reporting person hereunder; (vii) Spring Mountain Capital G.P., LLC, a Delaware limited liability company (“SMC GP”) and the general partner of SMC Offshore and managing member of SMC Co-Investment GP and SMC PE GP; (viii) John L. Steffens (“Mr. Steffens”); and (ix) Gregory P. Ho (“Mr. Ho”). Mr. Steffens and Mr. Ho are the managing members of SMC LLC and SMC GP. The filers of this statement are collectively referred to herein as the “Group.” The joint filing agreement of the members of the Group is attached as Exhibit 1 to this Schedule 13D.

(b) The business address of all members of the Group is c/o Spring Mountain Capital, LP, 650 Madison Avenue, 20th Floor, New York, NY 10022.

(c) The principal business of SMC Co-Investment LP, SMC Offshore and SMC PE LP is that of making private equity and related investments. The principal business of SMC Co-Investment GP is acting as general partner of SMC Co-Investment LP. The principal business of SMC PE GP is acting as general partner of SMC PE LP. The principal business of SMC GP is acting as general partner or managing member of certain private equity funds including SMC Offshore, SMC Co-Investment GP and SMC PE GP. The principal business of SMC LLC is acting as the general partner of Spring Mountain Capital, LP, a Delaware limited partnership (“SMC LP”) and the registered investment advisor to the SMC Funds. The principal businesses of Mr. Steffens and Mr. Ho is acting as managing members of SMC GP and SMC LLC.

(d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The SMC Funds, SMC LLC, SMC GP, SMC Co-Investment GP and SMC PE GP are organized under the laws of the State of Delaware. SMC Offshore is organized under the laws of the Cayman Islands. Mr. Ho and Mr. Steffens are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Certain members of the Group acquired shares of Common Stock, convertible preferred stock and warrants of the Issuer (collectively, the "Issuer Securities") reported herein pursuant to the in-kind distribution of such Issuer Securities by Alara Capital AVI II, LLC (“Alara”) to its investors, including certain members of the Group as discussed in Item 4 below, in connection with the wind up and dissolution of Alara (the “In-Kind Distribution”). The In-Kind Distribution was effectuated without consideration, and, therefore, no funds were expended in connection with the acquisition of Issuer Securities reported herein.

CUSIP No. 375175106	SCHEDULE 13D	Page 12 of 19

Item 4. Purpose of Transaction

The Group is filing this Schedule 13D to report the acquisition of beneficial ownership in the Issuer Securities pursuant to the In-Kind Distribution described in Item 3 above.

Pursuant to the In-Kind Distribution, (A) SMC Co-Investment LP acquired (i) 499,576 shares of Common Stock, (ii) 6,885.52 shares of Series B Convertible Voting Perpetual Preferred Stock (“Series B Preferred Stock”) which are convertible into 688,552 shares of Common Stock, (iii) 1,476.20 shares of Series C Convertible Voting Perpetual Preferred Stock (“Series C Preferred Stock”) which are convertible into 147,620 shares of Common Stock, (iv) 700.28 shares of Series D Convertible Voting Perpetual Preferred Stock (“Series D Preferred Stock”) which are convertible into 70,028 shares of Common Stock and (v) Warrants to purchase 536,672 shares of Common Stock; (B) SMC Offshore acquired (i) 573.79 shares of Series B Preferred Stock which are convertible into 57,379 shares of Common Stock and (ii) 487.12 shares of Series C Preferred Stock which are convertible into 48,712 shares of Common Stock; (C) SMC PE LP acquired (i) 441,158 shares of Common Stock, (ii) 4,411.58 shares of Series D Preferred Stock which are convertible into 441,158 shares of Common Stock and (iii) Warrants to purchase 480,862 shares of Common Stock; and (D) Mr. Steffens acquired (i) 1,721.38 shares of Series B Preferred Stock which are convertible into 172,138 shares of Common Stock and (ii) 1,461.35 shares of Series C Preferred Stock which are convertible into 146,135 shares of Common Stock.

SMC Co-Investment GP, by virtue of its direct ownership and control of SMC Co-Investment LP by acting as its general partner, may be deemed to have beneficial ownership of the Common Stock held by, or issuable to, SMC Co-Investment LP.

SMC PE GP, by virtue of its direct ownership and control of SMC PE LP by acting as its general partner, may be deemed to have beneficial ownership of the Common Stock held by, or issuable to, SMC PE LP.

Spring Mountain GP, by virtue of its (A) direct ownership and control of SMC Offshore by acting as its general partner and (B) indirect ownership and control of (i) SMC Co-Investment LP by acting as the managing member of SMC Co-Investment GP and (ii) SMC PE LP by acting as the managing member of SMC PE GP, may be deemed to have beneficial ownership of the Common Stock held by, or issuable to, each of the SMC Funds.

SMC LLC, by virtue of its direct ownership and control of SMC LP by acting as its general partner, may be deemed to have beneficial ownership of the Common Stock held by, or issuable to, the SMC Funds.

Each of Mr. Steffens and Mr. Ho by virtue of acting as managing members of SMC GP and SMC LLC, may be deemed to have beneficial ownership of the Common Stock held by, or issuable to, the SMC Funds.

Mr. Steffens, by virtue of his direct ownership of the shares of Series B Preferred and Series C Preferred described above, is the beneficial owner of the Common Stock issuable upon conversion thereof.

Item 5. Interest in Securities of the Issuer

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 10,989,011, reported as of November 2, 2018, in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018, plus the number of shares of Common Stock issuable upon exercise or conversion of any shares of preferred stock or warrants held by the applicable Reporting Person as described in this filing.

(A)	SMC LLC

(a)	Aggregate number of shares beneficially owned: 3,411,717

Percentage: 25.3%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 3,411,717

CUSIP No. 375175106	SCHEDULE 13D	Page 13 of 19

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 3,411,717

(c)	Other than as described in Item 4 above, no transactions have been effected by the Reporting Person in the Issuer’s securities in the past sixty days.

(d)	Other than as described in Item 4 above, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(B)	SMC GP

(a)	Aggregate number of shares beneficially owned: 3,411,717

Percentage: 25.3%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 3,411,717

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 3,411,717

(c)	Other than as described in Item 4 above, no transactions have been effected by the Reporting Person in the Issuer’s securities in the past sixty days.

(d)	Other than as described in Item 4 above, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(C)	SMC Offshore

(a)	Aggregate number of shares beneficially owned: 106,091

Percentage: 1.0%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 106,091

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 106,091

(c)	Other than as described in Item 4 above, no transactions have been effected by the Reporting Person in the Issuer’s securities in the past sixty days.
(d)	Other than as described in Item 4 above, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(D)	SMC PE GP

(a)	Aggregate number of shares beneficially owned: 1,363,178

Percentage: 11.4%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,363,178

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,363,178

(c)	Other than as described in Item 4 above, no transactions have been effected by the Reporting Person in the Issuer’s securities in the past sixty days.

CUSIP No. 375175106	SCHEDULE 13D	Page 14 of 19

(d)	Other than as described in Item 4 above, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(E)	SMC PE LP

(a)	Aggregate number of shares beneficially owned: 1,363,178

Percentage: 11.4%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,363,178

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,363,178

(c)	Other than as described in Item 4 above, no transactions have been effected by the Reporting Person in the Issuer’s securities in the past sixty days.
(d)	Other than as described in Item 4 above, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(F)	SMC Co-Investment GP

(a)	Aggregate number of shares beneficially owned: 1,942,448

Percentage: 15.6%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,942,448

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,942,448

(c)	Other than as described in Item 4 above, no transactions have been effected by the Reporting Person in the Issuer’s securities in the past sixty days.
(d)	Other than as described in Item 4 above, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(G)	SMC Co-Investment LP

(a)	Aggregate number of shares beneficially owned: 1,942,448

Percentage: 15.6%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,942,448

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,942,448

(c)	Other than as described in Item 4 above, no transactions have been effected by the Reporting Person in the Issuer’s securities in the past sixty days.
(d)	Other than as described in Item 4 above, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

CUSIP No. 375175106	SCHEDULE 13D	Page 15 of 19

(H)	Mr. Steffens

(a)	Aggregate number of shares beneficially owned: 3,729,990

Percentage: 27.1%

(b)	1. Sole power to vote or to direct vote: 318,273

2. Shared power to vote or to direct vote: 3,411,717

3. Sole power to dispose or to direct the disposition: 318,273

4. Shared power to dispose or to direct disposition: 3,411,717

(c)	Other than as described in Item 4 above, no transactions have been effected by the Reporting Person in the Issuer’s securities in the past sixty days.

(d)	Other than as described in Item 4 above, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(I)	Mr. Ho

(a)	Aggregate number of shares beneficially owned: 3,411,717

Percentage: 25.3%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 3,411,717

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 3,411,717

(c)	Other than as described in Item 4 above, no transactions have been effected by the Reporting Person in the Issuer’s securities in the past sixty days.

(d)	Other than as described in Item 4 above, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the joint filing agreement filed as Exhibit 1 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated January 9, 2019

CUSIP No. 375175106	SCHEDULE 13D	Page 16 of 19

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2019

SPRING MOUNTAIN CAPITAL, LLC

By:		/s/ Gregory P. Ho
Name: Gregory P. Ho
Title: Managing Member

SPRING MOUNTAIN CAPITAL G.P., LLC

By:		/s/ Gregory P. Ho
Name: Gregory P. Ho
Title: Managing Member

SMC RESERVE FUND II OFFSHORE, LP

By:		SPRING MOUNTAIN CAPITAL G.P., LLC
General Partner

By:		/s/ Gregory P. Ho
Name: Gregory P. Ho
Title: Managing Member

SMC PRIVATE EQUITY HOLDINGS G.P., LLC

By:		SPRING MOUNTAIN CAPITAL G.P., LLC
Managing Member

By:		/s/ Gregory P. Ho
Name: Gregory P. Ho
Title: Managing Member

SMC PRIVATE EQUITY HOLDINGS, LP

By:		SMC PRIVATE EQUITY HOLDINGS G.P., LLC
General Partner

	By:	SPRING MOUNTAIN CAPITAL G.P., LLC
Managing Member

	By:	/s/ Gregory P. Ho
Name: Gregory P. Ho
Title: Managing Member

CUSIP No. 375175106	SCHEDULE 13D	Page 17 of 19

SMC SELECT CO-INVESTMENT I GP, LLC

By:	SPRING MOUNTAIN CAPITAL G.P., LLC
Managing Member

By:	/s/ Gregory P. Ho
Name: Gregory P. Ho
Title: Managing Member

SMC SELECT CO-INVESTMENT FUND I, LP

By:	SMC SELECT CO-INVESTMENT I GP, LLC
General Partner

	By:	SPRING MOUNTAIN CAPITAL, LLC
Managing Member

	By:	/s/ Gregory P. Ho
Name: Gregory P. Ho
Title: Managing Member

JOHN L. STEFFENS

/s/ John L. Steffens
John L. Steffens

GREGORY P. HO

/s/ Gregory P. Ho
Gregory P. Ho

CUSIP No. 375175106	SCHEDULE 13D	Page 18 of 19

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of the Issuer and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Date: January 9, 2019

SPRING MOUNTAIN CAPITAL, LLC

By:		/s/ Gregory P. Ho
Name: Gregory P. Ho
Title: Managing Member

SPRING MOUNTAIN CAPITAL G.P., LLC

By:		/s/ Gregory P. Ho
Name: Gregory P. Ho
Title: Managing Member

SMC RESERVE FUND II OFFSHORE, LP

By:		SPRING MOUNTAIN CAPITAL G.P., LLC
General Partner

By:		/s/ Gregory P. Ho
Name: Gregory P. Ho
Title: Managing Member

SMC PRIVATE EQUITY HOLDINGS G.P., LLC

By:		SPRING MOUNTAIN CAPITAL G.P., LLC
Managing Member

By:		/s/ Gregory P. Ho
Name: Gregory P. Ho
Title: Managing Member

SMC PRIVATE EQUITY HOLDINGS, LP

By:		SMC PRIVATE EQUITY HOLDINGS G.P., LLC
General Partner

	By:	SPRING MOUNTAIN CAPITAL G.P., LLC
Managing Member

	By:	/s/ Gregory P. Ho
Name: Gregory P. Ho
Title: Managing Member

CUSIP No. 375175106	SCHEDULE 13D	Page 19 of 19

SMC SELECT CO-INVESTMENT I GP, LLC

By:	SPRING MOUNTAIN CAPITAL G.P., LLC
Managing Member

By:	/s/ Gregory P. Ho
Name: Gregory P. Ho
Title: Managing Member

SMC SELECT CO-INVESTMENT FUND I, LP

By:	SMC SELECT CO-INVESTMENT I GP, LLC
General Partner

	By:	SPRING MOUNTAIN CAPITAL, LLC
Managing Member

	By:	/s/ Gregory P. Ho
Name: Gregory P. Ho
Title: Managing Member

JOHN L. STEFFENS

/s/ John L. Steffens
John L. Steffens

GREGORY P. HO

/s/ Gregory P. Ho
Gregory P. Ho